UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

United Community Financial Corp.

(Name of Issuer)

Common shares, without par value

(Title of Class of Securities)

909839 10 2

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☒ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 909839 10 2

1.	Name of Reporting Person: United Community Financial Corp. Employee Stock Ownership Plan		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Ohio

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 4,231,459

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,231,459

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 12.0%

12.	Type of Reporting Person: EP

13G
CUSIP No. 909839 10 2

1.	Name of Reporting Person: Riggs Bank N.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 3,005,764

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 4,231,459

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,231,459

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 12.0%

12.	Type of Reporting Person: BK

13G

Item 1.
	(a)	Name of Issuer:
United Community Financial Corp.
	(b)	Address of Issuer's Principal Executive Offices:
275 Federal Plaza West Youngstown, OH 44503-1203

Item 2.
	(a)	Name of Person Filing:
United Community Financial Corp. Employee Stock Ownership Plan Riggs Bank N.A.
	(b)	Address of Principal Business Office or, if none, Residence:
United Community Financial Corp. Employee Stock Ownership Plan Riggs Bank, N.A., Trustee 808 17th Street, NW Washington, D.C. 20006 Riggs Bank N.A. 808 17th Street, NW Washington, D.C. 20006
	(c)	Citizenship:
United Community Financial Corp. Employee Stock Ownership Plan Riggs Bank N.A. Organized under the laws of the United States
	(d)	Title of Class of Securities:
Common shares, without par value
	(e)	CUSIP Number:
909839 10 2

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☒ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☒ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

13G

Item 4.	Ownership.
United Community Financial Corp. Employee Stock Ownership Plan
	(a)	Amount beneficially owned:
4,231,459
	(b)	Percent of class:
12.0%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
-0-
(ii) Shared power to vote or to direct the vote:
-0-
(iii) Sole power to dispose or to direct the disposition of:
-0-
(iv) Shared power to dispose or to direct the disposition of:
4,231,459

Riggs Bank N.A.
(a)	Amount beneficially owned:
4,231,459
(b)	Percent of class:
12.0%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
3,005,764
(ii) Shared power to vote or to direct the vote:
-0-
(iii) Sole power to dispose or to direct the disposition of:
-0-
(iv) Shared power to dispose or to direct the disposition of:
4,231,459

There are 4,231,459 shares owned by the United Community Financial Corp. Employee Stock Ownership Plan (the "Plan"). Riggs Bank N.A. is the Trustee of the Plan. Under the terms of the Plan, the Trustee votes all of the shares allocated to the accounts of Plan participants as directed by the participants to whose accounts such shares have been allocated. With respect to unallocated shares, the Trustee has voting power, however the terms of the Plan require the Trustee to vote such shares in the same proportion as participants direct the voting of allocated ESOP shares.

13G

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Inapplicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Inapplicable

Item 8.	Identification and Classification of Members of the Group.

Inapplicable

Item 9.	Notice of Dissolution of Group.

Inapplicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	2/11/03

Company Name(s):

Riggs Bank N.A.

By:	/s/ Christine E. Flom
Name:	Christine Flom
Title:	Vice President and Trust Officer

Date:	2/11/03

Company Name(s):

UNITED COMMUNITY FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN

By:	Riggs Bank N.A., Trustee
By:	/s/ Christine E. Flom
Name:	Christine Flom
Title:	Vice President and Trust Officer

EXHIBIT A
AGREEMENT FOR JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that the Schedule 13G being filed with the Securities and Exchange Commission to report their beneficial ownership of more than 5% of the common shares of United Community Financial Corp., an Ohio corporation, shall be, and is, filed on behalf of each of the undersigned.

Date:	2/11/03

Company Name(s):

Riggs Bank N.A.

By:	/s/ Christine E. Flom
Name:	Christine Flom
Title:	Vice President and Trust Officer

Date:	2/11/03

Company Name(s):

UNITED COMMUNITY FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN

By:	/s/ Christine E. Flom
Name:	Christine Flom
Title:	Vice President and Trust Officer